SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Penn Virginia Resource Partners, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

707884102

(CUSIP Number)

Nancy M. Snyder

Penn Virginia Resource GP, LLC

Three Radnor Corporate Center

100 Matsonford Road

Suite 230

Radnor, Pennsylvania 19087

(610) 687-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 20 pages)

CUSIP No. 707884102	13D	Page 2 of 20 Pages

The percentage ownerships reflected in this Schedule 13D are as of April 8, 2005.

1	Name of Reporting Person PENN VIRGINIA RESOURCE LP CORP.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds AF/OO (Contribution from affiliate)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 1,881,960* 8 Shared Voting Power 0 9 Sole Dispositive Power 1,881,960* 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 1,881,960*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 12.67%*
14	Type of Reporting Person CO

*	Penn Virginia Resource LP Corp. also holds 5,351,282 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No. 707884102	13D	Page 3 of 20 Pages

1	Name of Reporting Person KANAWHA RAIL CORP.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds PF/OO (Contribution of assets)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 139,178* 8 Shared Voting Power 0 9 Sole Dispositive Power 139,178* 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 139,178*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.94%*
14	Type of Reporting Person CO

*	Kanawha Rail Corp. also holds 386,128 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No. 707884102	13D	Page 4 of 20 Pages

1	Name of Reporting Person PENN VIRGINIA RESOURCE GP, LLC
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds PF/OO (Contribution of assets)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 2,000 8 Shared Voting Power 0 9 Sole Dispositive Power 2,000 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 2,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.01%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 707884102	13D	Page 5 of 20 Pages

1	Name of Reporting Person PENN VIRGINIA RESOURCE GP CORP
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 2,000 8 Shared Voting Power 0 9 Sole Dispositive Power 2,000 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 2,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.01%
14	Type of Reporting Person CO

CUSIP No. 707884102	13D	Page 6 of 20 Pages

1	Name of Reporting Person PENN VIRGINIA RESOURCE HOLDINGS CORP.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 2,023,138* 8 Shared Voting Power 0 9 Sole Dispositive Power 2,023,138* 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 2,023,138*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 13.62%*
14	Type of Reporting Person CO

*	Penn Virginia Resource Holdings Corp. also may be deemed to be the beneficial owner of 5,737,410 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No. 707884102	13D	Page 7 of 20 Pages

1	Name of Reporting Person PENN VIRGINIA HOLDING CORP.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 2,023,138* 8 Shared Voting Power 0 9 Sole Dispositive Power 2,023,138* 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 2,023,138*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 13.62%*
14	Type of Reporting Person CO

*	Penn Virginia Holding Corp. also may be deemed to be the beneficial owner of 5,737,410 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

CUSIP No. 707884102	13D	Page 8 of 20 Pages

1	Name of Reporting Person PENN VIRGINIA CORPORATION
2	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 2,023,138* 8 Shared Voting Power 0 9 Sole Dispositive Power 2,023,138* 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 2,023,138*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 13.62%*
14	Type of Reporting Person CO

*	Penn Virginia Corporation also may be deemed to be the beneficial owner of 5,737,410 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement (as defined herein).

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units (the “Common Units”) of Penn Virginia Resource Partners, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at Three Radnor Corporate Center, 100 Matsonford Road, Suite 230, Radnor, Pennsylvania. The total number of Common Units reported as beneficially owned in this Schedule 13D is 2,023,138, which constitutes approximately 13.62% of the total number of Common Units outstanding. In addition, certain of the reporting persons beneficially own subordinated units (the “Subordinated Units”), which are convertible on a one-to-one basis into Common Units as described in Item 6. The Common Units and Subordinated Units each represent limited partner interests in the Issuer.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(i)	Penn Virginia Resource LP Corp., a Delaware corporation (“LP Corp”);

(ii)	Kanawha Rail Corp., a Delaware corporation (“KRC”);

(iii)	Penn Virginia Resource GP, LLC, a Delaware limited liability company (the “General Partner”);

(iv)	Penn Virginia Resource GP Corp., a Delaware corporation (“GP Corp”);

(v)	Penn Virginia Resource Holdings Corp., a Delaware corporation (“Resource Holdings”);

(vi)	Penn Virginia Holding Corp., a Delaware corporation (“Holding”);

(vii)	Penn Virginia Corporation, a Virginia corporation (“Penn Va”);

LP Corp, KRC, the General Partner, GP Corp, Resource Holdings, Holding and Penn Va are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b)	The address of the principal business office of each of the Reporting Persons is as follows:

Three Radnor Corporate Center
100 Matsonford Road
Suite 230
Radnor, Pennsylvania 19087

(c) (i)	LP Corp is a holding company which does not engage in any business activities and whose primary assets are the Common Units and Subordinated Units reported herein. KRC owns the Common Units and Subordinated Units reported herein and is in the business of leasing rail cars.

(ii)	The General Partner’s sole business activity is serving as the general partner of the Issuer.

(iii)	GP Corp is a holding company which does not directly engage in any business activities and whose sole asset is all of the outstanding membership interest in the General Partner.

(iv)	Resource Holdings is a holding company which does not directly engage in any business activities and whose primary assets are the outstanding stock of KRC, LP Corp, GP Corp and Powell River Rail Corporation.

(v)	Holding is a holding company which does not directly engage in any business activities and whose primary assets are the outstanding stock of Resource Holdings and Penn Virginia Oil & Gas Corporation.

(vi)	Penn Va is primarily engaged in the exploration, development and production of crude oil and natural gas primarily in the eastern and Gulf Coast onshore areas of the United States and owns Holding.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to that certain Contribution, Conveyance and Assumption Agreement, dated as of September 14, 2001 (the “First Contribution Agreement”), among Penn Virginia Resource GP LLC, the General Partner, the Issuer, Penn Virginia Operating Co., LLC (the “Operating Company”), LP Corp, KRC and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder, (i) LP Corp contributed all of its membership interest in the Operating Company to the Issuer in exchange for a 97.5% limited partner interest in the Issuer; and (ii) KRC contributed all of its membership interest in the Operating Company to the Issuer in exchange for a 0.5% limited partner interest in the Issuer.

On October 30, 2001, pursuant to that certain Closing Contribution, Conveyance and Assumption Agreement (the “Closing Contribution Agreement”), dated as of October 30, 2001, among the General Partner, the Issuer, the Operating Company, LP Corp, KRC and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder, (i) LP Corp’s 97.5% initial limited partner interest was converted into (A) 144,848 Common Units and (B) 7,135,043 Subordinated Units and (ii) KRC’s 0.5% initial limited partner interest was converted into (A) 10,469 Common Units and (B) 69,645 Subordinated Units.

The transactions which were effected by KRC and LP Corp pursuant to the First Contribution Agreement and the Closing Contribution Agreement are collectively referred to herein as the “Transaction.”

Item 4. Purpose of Transaction.

KRC and LP Corp entered into the Transaction for investment purposes. LP Corp transferred Common Units to the General Partner in connection with the General Partner’s executive compensation arrangements with the General Partner’s key employees. The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	The information with respect to the possible future conversion of Subordinated Units into Common Units set forth in Item 6 of this Schedule 13D is hereby incorporated herein. The General Partner may grant restricted units, phantom units or options to employees and directors of the General Partner and its affiliates pursuant to a long term incentive plan adopted by the General Partner. The General Partner may acquire Common Units to issue pursuant to such long term incentive plan on the open market, directly from the Issuer from other reporting persons, or otherwise.

(b)	None.

(c)	None.

(d)	None.

(e)	The General Partner, as the general partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)-(b) (i)	LP Corp is the sole record owner of, and has the sole power to vote and dispose of 1,881,960 Common Units (12.67%). LP Corp is also sole record owner of 5,351,282 Subordinated Units which are convertible into an equal number of Common Units.

(ii)	KRC is the sole record owner of, and has the sole power to vote and dispose of 139,178 Common Units (0.94%). KRC is also sole record owner of 386,128 Subordinated Units which are convertible into an equal number of Common Units.

(iii)	The General Partner is the sole record owner of, and has the sole power to vote and dispose of 2,000 Common Units (0.01%).

(iv)	GP Corp does not directly own any Units. By virtue of owning 100% of the outstanding interest in the General Partner, GP Corp may be deemed to possess sole voting and dispositive powers with respect to those units held by the General Partner, representing 2,000 Common Units (0.01%).

(v)	Resource Holdings does not directly own any Units. By virtue of owning 100% of the outstanding interest in KRC, LP Corp and GP Corp, Resource Holdings may be deemed to possess sole voting and dispositive powers with respect to those Units held by KRC, LP Corp and GP Corp, representing an aggregate 2,023,138 Common Units (12.67%) and 5,737,410 Subordinated Units.

(vi)	Holding does not directly own any Units. By virtue of owning 100% of the outstanding interest in Resource Holdings, Holding may be deemed to possess sole voting and dispositive powers with respect to those Units held by KRC, LP Corp and GP Corp, representing an aggregate 2,023,138 Common Units (12.67%) and 5,737,410 Subordinated Units.

(vii)	Penn Va does not directly own any Units. By virtue of owning 100% of the outstanding interest in Holding, Penn Va may be deemed to possess sole voting and dispositive powers with respect to those Units held by KRC, LP Corp and GP Corp, representing an aggregate 2,023,138 Common Units (12.67%) and 5,737,410 Subordinated Units.

(c)	The information with respect to the conversion on November 12, 2004 of 1,912,470 of the Subordinated Units into Common Units set forth in Item 6 of this Schedule 13D is hereby incorporated herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Issuer Partnership Agreement

Subject to the terms and conditions of the Second Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the General Partner and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933, as amended (the “Securities Act”) and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission. Pursuant to the terms of the Issuer’s Partnership Agreement, one quarter of the Subordinated Units would convert to Common Units on a one-for-one basis after September 20, 2004 if the Issuer met the conversion tests set forth in the Issuer’s Partnership Agreement. The Issuer met such first early conversion test, resulting in the conversion of 1,912,470 of its outstanding Subordinated Units (1,783,761 owned by LP Corp and 128,709 owned by KRC) into Common Units on November 12, 2004. If the issuer meets similar early conversion tests in future periods, an additional 1,912,470

Subordinated Units will convert to Common Units on a one-for-one basis after September 30, 2005 and the remainder will convert after September 30, 2006. If the General Partner is removed in certain circumstances, all of the Subordinated Units will convert automatically into an equal number of Common Units. Depending on the matter subject to a vote, the Subordinated Units vote either as a separate class from the Common Units or as part of a single class with the Common Units.

The Issuer Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.

Item 7. Material to be filed as Exhibits.

Exhibit A—	Joint Filing Agreement

Exhibit B—	Contribution, Conveyance and Assumption Agreement, dated September 14, 2001, among Penn Virginia Resource GP, LLC, Penn Virginia Resource Partners, L.P., Penn Virginia Operating Co., LLC and the other parties named therein (filed as Exhibit 10.3 to Amendment No. 2 to the Issuer’s form S-1 filed October 4, 2001.).

Exhibit C—	Closing Contribution, Conveyance and Assumption Agreement dated October 30, 2001 among Penn Virginia Operating Co., LLC, Penn Virginia Corporation, Penn Virginia Resource Partners, L.P., Penn Virginia Resource GP, LLC, Penn Virginia Resource LP Corp., Wise LLC, Loadout LLC, PVR Concord, LLC, PVR Lexington LLC, PVR Savannah LLC and Kanawha Rail Corp. (filed as Exhibit 10.7 to Amendment No. 2 to the Issuer’s form S-1 filed October 4, 2001).

Exhibit D—	First Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P. (filed as Exhibit 3.2 to the Issuers Form 10-K filed on March 11, 2003).

Exhibit E—	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P. (filed as Exhibit 3.3 to the Issuers Form 10-K filed on March 11, 2003).

Exhibit F—	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P. (filed as Exhibit 3.4 o the Issuers Form 10-K filed on March 11, 2004).

Exhibit G—	Amendment No. 3 to First Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P. (filed as Exhibit 3.5 on the Issuers Form 10-K filed on March 11, 2004).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: April 18, 2005

PENN VIRGINIA RESOURCE LP CORP.

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President

KANAWHA RAIL CORP.

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President

PENN VIRGINIA RESOURCE GP, LLC

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President

PENN VIRGINIA RESOURCE GP CORP.

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President

PENN VIRGINIA RESOURCE HOLDINGS CORP.

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President

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PENN VIRGINIA HOLDING CORP.

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President

PENN VIRGINIA CORPORATION

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Senior Vice President

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SCHEDULE A

The following individuals are members of the board of directors of Penn Virginia Resource LP Corp.: A. James Dearlove, Nancy M. Snyder, Keith D. Horton and Peter J. Winnington. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o. Penn Virginia Resource LP Corp., Three Radnor Corporate Center, 100 Matsonford Road Suite 230 Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Kanawha Rail Corp.: A. James Dearlove and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o. Kanawha Rail Corp., Three Radnor Corporate Center, 100 Matsonford Road Suite 230 Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Resource GP, LLC: A. James Dearlove, Edward B. Cloues, II, John P. DesBarres, Keith D. Horton, Keith B. Jarrett, James R. Montague, Frank A. Pici, Nancy M. Snyder and Richard M. Whiting. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o. Penn Virginia Resource GP, LLC, Three Radnor Corporate Center, 100 Matsonford Road Suite 230 Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Resource GP Corp.: A. James Dearlove, Keith D. Horton and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o. Penn Virginia Resource GP Corp., Three Radnor Corporate Center, 100 Matsonford Road Suite 230 Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Resource Holdings Corp.: A. James Dearlove, Keith D. Horton and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o. Penn Virginia Resource Holdings Corp., Three Radnor Corporate Center, 100 Matsonford Road Suite 230 Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Holding Corp.: A. James Dearlove and Nancy M. Snyder. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o. Penn Virginia Holding Corp., Three Radnor Corporate Center, 100 Matsonford Road Suite 230 Radnor, Pennsylvania 19087.

The following individuals are members of the board of directors of Penn Virginia Corporation: Joe N. Averett, Jr., Edward B. Cloues, II, A. James Dearlove, Robert Garrett, Keith D. Horton, Steven W. Krablin, Marsha R. Perelman and Gary K. Wright. Such individuals expressly disclaim any such beneficial ownership of the Common Units. Each of these individuals is a citizen and resident of the United States. The business address of such individuals is c/o. Penn Virginia Corporation, Three Radnor Corporate Center, 100 Matsonford Road Suite 230 Radnor, Pennsylvania 19087.

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EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: April 18, 2005

PENN VIRGINIA RESOURCE LP CORP.

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President

KANAWHA RAIL CORP.

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President

PENN VIRGINIA RESOURCE GP, LLC

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President

PENN VIRGINIA RESOURCE GP CORP.

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President

PENN VIRGINIA RESOURCE HOLDINGS CORP.

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President

PENN VIRGINIA HOLDING CORP.

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Vice President

PENN VIRGINIA CORPORATION

By:	/s/ Nancy M. Snyder
	Name:	Nancy M. Snyder
	Title:	Senior Vice President

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